Bonso Electronics Reports Significant Increases in Revenues and Earnings for Fiscal Year 2001

HONG KONG--(BUSINESS WIRE)--June 28, 2001--Bonso Electronics International, Inc. (Nasdaq:BNSO) today announced net income of $1,604,000 on revenues of $29,567,000 for the fiscal year ended March 31, 2001, an increase of 361 percent and 92 percent, respectively, over earnings of $348,000 and revenues of $15,380,000 recorded in the prior fiscal year.

Basic earnings per share of $0.29 for the fiscal year ended March 31, 2001, as compared to $0.10 for the same period in the prior year, reflects an 190 percent increase. The weighted average shares outstanding increased by 2,049,000 over the prior fiscal year, reflecting a 58 percent increase due to conversion of warrants in January 2000.

While revenues remained on track in the fourth quarter, fourth quarter expenses increased when compared to the previous year. Bonso wrote down inventory by approximately $570,000, accrued a consultancy fee of $381,000 relating to warrants granted to a third party consultant, and depreciation charges increased by $703,000 from $1,317,000 during the previous fiscal year to $2,020,000 in the fiscal year ended March 31, 2001. The increased depreciation charges resulted from the acquisition of $5,846,000 of additional property, plant and equipment. "These factors resulted in charges of $1,654,000 being reflected in the Statements of Comprehensive income of the group. If there were no such factors, the Comprehensive income of the group and the basic earnings per share would have been US$3,258,000 and $0.59, respectively," according to Anthony So, chairman, president and chief executive officer.

Mr. So also noted that "year-end inventory adjustments are especially inherent in the contract manufacturing business due to unpredictable fluctuations in orders by certain customers. "In addition, we have complied with Financial Accounting Standard 123, which requires Bonso to compute and recognize compensation costs associated with stock based compensation awards to third party consultants, which are reflected as a 'Consultancy fee' in Bonso's financial statements."

From an operations viewpoint, the company posted a banner year for growth and diversification into new consumer electronics products, he continued. "Our engineering and production capabilities, especially with the expansion in plant and equipment, are now closely aligned with long-term growth markets," he said. "And with the acquisition of Korona Haushaltawaren, GmbH, a distributor of household scales in Europe, we have a solid foundation for continued business expansion in fiscal 2002."

     About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the http://www.bonso.com www.bonso.com. The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

     Financial Information Follows:


                      BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET
                      (Expressed in United States Dollars)
                                   (Unaudited)
                                    March 31
                  ---------------------------------------------
                                                     2000              2001

ASSETS
Current Assets:
 Cash and cash equivalents                      $  7,959,404       $  5,322,397
 Restricted cash deposits                          2,071,952          2,873,898
 Trade receivables, net                            1,661,050          3,518,943
 Inventories, net                                  6,192,611          5,310,889
 Notes receivable                                    525,175          1,086,949
 Income taxes recoverable                                112               --
 Deferred income tax assets
  - current                                           24,802             10,190
 Other receivables, deposits
  and prepayments                                    235,851            619,858
                                                ------------       ------------
    Total current assets                        $ 18,670,957       $ 18,743,124

Deposits                                             398,147             70,511
Deferred income tax assets
 - non current                                       101,570             87,245
Property, plant and equipment
 Leasehold land and buildings                      9,922,677         12,248,784
 Plant and machinery                               7,176,310         10,766,115
 Molds                                             2,113,066          2,113,066
 Furniture, fixtures and
  equipment                                        2,938,724          3,291,043
 Motor vehicles                                      304,869            304,869
                                                ------------       ------------
                                                  22,455,646         28,723,877
 Less: accumulated depreciation
       and amortization                           (7,833,604)       (10,128,087)
                                                ------------       ------------
 Net property, plant and
  equipment                                       14,622,042         18,595,790
                                                ------------       ------------
Total assets                                    $ 33,792,716       $ 37,496,670
                                                ============       ============

Liabilities and shareholders'
 equity
Current liabilities:
 Notes payable                                       819,099          3,234,897
 Account payable                                   3,028,023          3,435,626
 Accrued charges and deposits                        882,839          1,029,967
 Income taxes payable                                   --               95,694
 Short-term loans                                    622,229          1,086,949
 Current portion of long-term
  debt and capital lease
  obligations                                        553,467            537,029
                                                ------------       ------------
  Total current liabilities                     $  5,905,657       $  9,420,162
                                                ------------       ------------

Long term debt and capital
  lease obligations, net of
  current maturities                                 864,798            403,890
Commitments and contingencies
Shareholders' equity:
 Common stock par value $0.003
  per share                                             --                --
  authorized shares - 23,333,334
  issued and outstanding shares:
   2000-5,712,610; 2001-5,496,133                     17,133             16,484
 Additional paid-in capital                       22,325,500         21,854,160
 Deferred consultancy fee                               --             (762,840)
 Promissory note receivable from
    shareholder                                   (1,430,000)              --
 Retained earnings                                 5,873,656          6,927,842
 Accumulated other comprehensive
    income                                           235,972            235,972
 Common stock held in treasury,
  at cost                                               --             (599,000)
                                                ------------       ------------
                                                $ 27,022,261       $ 27,672,618
                                                ------------       ------------
Total liabilities and
 shareholders' equity                           $ 33,792,716       $ 37,496,670
                                                ============       ============

                      BONSO ELECTRONICS INTERNATIONAL INC.
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                      (Expressed in United States Dollars)
                                   (Unaudited)

                               Twelve Months ended
                                    March 31
                  ---------------------------------------------
                                                     2000               2001

Net sales                                       $ 15,380,286       $ 29,566,680
Cost of sales                                     11,117,922         22,400,017
                                                ------------       ------------
Gross margin                                       4,262,364          7,166,663

Selling expenses                                     261,297            382,422
Salaries and related costs                         1,898,944          2,333,776
Research and development
 expenses                                            186,251            297,740
Administration and general
 expenses                                          1,646,320          2,410,872
                                                ------------       ------------
Income from operations                               269,552          1,741,853
Interest income                                      129,794            458,328
                                                ------------       ------------
Interest expenses                                   (261,288)          (337,526)
Less: Interest capitalized                              --                 --
                                                ------------       ------------
                                                    (261,288)          (337,526)

Foreign exchange gains                                14,449             42,722
Other income                                         191,790            204,585
Consultancy fee                                         --             (381,420)
                                                ------------       ------------
Income before income taxes                           344,297          1,728,542
Income tax benefit/(expense)                           3,401           (124,743)
                                                ------------       ------------
Net income                                           347,698          1,603,799

Other comprehensive income,
 net of tax:
 Foreign currency translation
 adjustments                                             701               --
                                                ------------       ------------
Comprehensive income                                 348,399          1,603,799
                                                ============       ============
Per share amounts (in dollars):
Earnings per share
 Basic                                                0.0989             0.2882
 Diluted                                              0.0874             0.2824

Weighted average shares
 outstanding                                       3,515,690          5,564,536

Incremental shares from
 assumed exercise of
 warrants and stock
 options                                             462,389            115,375

Adjusted weighted average
 shares outstanding                                3,978,079          5,679,911

*T

CONTACT: Bonso Electronics
USA Contact
George OLeary, 949/760-9611
Fax - 949/760-9607
Hong Kong Contact
Cathy Pang, 011-852-2605-5822
Fax - 011-852-2691-1724